September 29, 2025

Leonard Sokolow
Co-Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

       Re: SKYX Platforms Corp.
           Registration Statement on Form S-3
           Filed September 26, 2025
           File No. 333-290553
Dear Leonard Sokolow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing